Exhibit 99.1

Enzymotec Ltd. Announces the Appointment of Erez Israeli as President and CEO

MIGDAL HA'EMEQ, Israel, March 09, 2017 (GLOBE NEWSWIRE) -- Enzymotec Ltd. (Nasdaq:ENZY) ("Enzymotec" or the "Company"), a developer, manufacturer and marketer of innovative bio-active lipid based nutritional ingredients and medical foods, today announced that its Board of Directors has appointed Erez Israeli as President and Chief Executive Officer effective April 18, 2017. Mr. Israeli succeeds Dr. Ariel Katz, who has served as Enzymotec’s President and Chief Executive Officer since 2001.

“I am excited and pleased to welcome Erez to the Enzymotec team as President and Chief Executive Officer. We believe that Erez’s years of experience, strategic vison and leadership capabilities will support a seamless leadership transition,” commented Steve Dubin, Enzymotec’s Chairman of the Board. “Erez has developed transformational strategies at Teva Pharmaceuticals to generate commercial growth in complex multi-national organizations and has helped drive the efficiency and effectiveness of sales and marketing teams. Those capabilities will serve Erez and Enzymotec well as we seek to strategically grow our core businesses and position the Company for long-term success. I would also like to thank Dr. Ariel Katz for his many years of leadership and innovative vision at Enzymotec. His work has helped lay the foundation for a robust business from which we can build.”

Mr. Israeli has more than 20 years of experience in strategic planning, business processes, operation, quality, finance and global sales and marketing. Mr. Israeli was most recently the President and CEO of Growth Markets at Teva Pharmaceuticals where he oversaw all commercial activities in Asia, Asia Pacific, Africa and Latin America. Since joining Teva in 1994, he has held various leadership roles including the Head of Global Quality, President and CEO of Teva API and President, and Group Executive Vice President and Chief Business Process Officer at Teva. Mr. Israeli obtained his MBA in Finance and Marketing from Bar Ilan University, Israel.

Erez Israeli added, “I am excited to take the helm at Enzymotec, and I hope to continue building on the strong foundation that Ariel has laid by bringing a renewed vision to drive growth and success in the company’s range of businesses. I look forward to leveraging my deep experience in global markets to drive the expansion of the company’s growth opportunities to become a strong international player.”

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; we rely on our Swedish joint venture partner to manufacture INFAT®; a significant portion of the sales of our INFAT® product is to a single company and if this company were to suffer financially or reduce its use of INFAT® our business could be materially adversely affected; our results are subject to quarterly fluctuations; our offering of products as "medical foods" in the United States may be challenged by regulatory authorities and United States customs may then obstruct their import into the U.S.; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; our inventories include sensitive compounds which may face spoilage or obsolescence; we are dependent on a sole service provider for our direct to consumer medical food channel; potential future acquisitions of companies or technologies may require management’s time and attention, disrupt our business and not yield the returns expected; variations in the cost of raw materials for the production of INFAT® may have a material adverse effect on our business; we are dependent on a single facility that houses the majority of our operations; we anticipate that the markets in which we operate will become more competitive and we may be unable to compete effectively; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia and any infringement of intellectual property of others could also require us to pay royalties; unfavorable publicity or consumer perception of our products, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our business; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors; our ability to obtain krill may be affected by conservation regulation or initiatives; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2016 and in other documents filed or furnished with the SEC.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

The Ruth Group
Tram Bui / Lee Roth
Phone: 646-536-7035 / 7012
tbui@theruthgroup.com
lroth@theruthgroup.com